UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 03)
INVESCO MUNICIPAL INCOME OPPORTUNITIES TRUST
(Name of Issuer)
Series 2020 Variable Rate Muni Term Preferred Shares
(Title of Class of Securities)
46132X200
(CUSIP Number)
Bank of America Corporation Bank of America Corporate Center 100 N. Tryon Street Charlotte, North Carolina 28255
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
April 30, 2024
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 46132X200
1	NAMES OF REPORTING PERSONS
Bank of America Corporation 56-0906609

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☒

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC

CUSIP No. 46132X200
1	NAMES OF REPORTING PERSONS
Banc of America Preferred Funding Corporation 75-2939570

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
[WC]

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☒

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

Item 1.	Security and Issuer

This Amendment No. 3 (this “Amendment”) amends, as set forth below, the statement on Schedule 13D, dated  November  1, 2017 and filed with the SEC on November 13, 2017, (as amended to the date hereof, the “Original Schedule 13D”), for Bank of America Corporation (“BAC”) and Banc of America Preferred Funding Corporation (“BAPFC”) (collectively, the “Reporting Persons”) with respect to the Series 2020 Variable Rate Muni Term Preferred Shares (“VMTP Shares”) of Invesco Municipal Income Opportunities Trust (the “Issuer”).

This Amendment is being filed to report a change in the Reporting Person’s ownership percentage of the Issuer as a result of the redemption of all VMTP Shares on April 30, 2024, as described in the Notice of Intention to Redeem Securities, N-23C-2, filed by Invesco Municipal Income Opportunities Trust with the SEC on April 01, 2024.

The Reporting Persons are currently analyzing their additional trading activity in securities of the Issuer and expect to file another Schedule 13D amendment as promptly as reasonably practicable once that analysis is complete.

Item 2.	Identity and Background

Item 2 of the Original Schedule 13D is hereby amended by deleting Schedule I and Schedule II referenced therein and replacing them with Schedule I and Schedule II included with this Amendment.

Item 3.	Source and Amount of Funds or Other Considerations

Item 3 of the original Schedule 13D is hereby amended by adding the following paragraph at the end thereof:

“The 300 VMTP Shares held by BAPFC were redeemed by the Issuer on April 30, 2024, for a redemption price of $100,389.12567  per share (which includes a liquidation preference of $100,000.00 per share and final accumulated but unpaid dividends of $389.12567 per share) and as result of the redemption, the Reporting Persons no longer own any VMTP Shares.”

Item 4.	Source and Amount of Funds or Other Considerations

Item 4 of the Original Schedule 13D is hereby amended by adding the following paragraph at the end thereof:

“As a result of the Redemption of VMTP Shares by the Issuer, the Reporting Persons no longer own any VMTP Shares of the Issuer.”

Item 5.	Interest in Securities of the Issuer

Paragraphs (a) and (b) of Item 5 of the Original Schedule 13D are hereby amended and restated in their entirety by incorporating by reference the cover pages of this Amendment.

Paragraphs (c), (d) and (e) of Item 5 of the Original Schedule 13D are hereby amended and restated in their entirety with the following:

“(c) None”

“(d) Not applicable”

“(e) On April 30, 2024, as a result of the Redemption of VMTP Shares by the Issuer, the Reporting Persons ceased to be the beneficial owners of more than five percent of the class of securities.”

Item 7.	Material to be Filed as Exhibits

Item 7 of the Original Schedule 13D is hereby amended by deleting Exhibit 99.1 and Exhibit 99.2 thereto and inserting the following exhibits in their place:

Exhibit No.	Description
99.1	Joint Filing Agreement, dated as of May 2, 2024, by and among the Reporting Persons.
99.2	Power of Attorney, relating to each of the Reporting Persons.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 02, 2024.

BANK OF AMERICA CORPORATION

	By:	/s/ Michael Jentis
Name: Michael Jentis
Title: Managing Director

BANC OF AMERICA PREFERRED FUNDING CORPORATION

	By:	/s/ Michael Jentis
Name: Michael Jentis
Title: Managing Director

Schedule I

EXECUTIVE OFFICERS AND DIRECTORS OF REPORTING PERSONS

The following sets forth the name and present principal occupation of each executive officer and director of Bank of America Corporation. The business address of each of the executive officers and directors of Bank of America Corporation is Bank of America Corporate Center, 100 North Tryon Street, Charlotte, North Carolina 28255.

Name	Position with Bank of America Corporation	Principal Occupation
Brian T. Moynihan	Chairman of the Board, Chief Executive Officer and Director	Chairman of the Board and Chief Executive Officer of Bank of America Corporation
Paul M. Donofrio	Vice Chair	Vice Chair of Bank of America Corporation
Thong M. Nguyen	Vice Chair, Head of Global Strategy & Enterprise Platforms	Vice Chair, Head of Global Strategy & Enterprise Platforms of Bank of America Corporation
Catherine P. Bessant	Vice Chair, Global Strategy	Vice Chair, Global Strategy of Bank of America Corporation
Bruce R. Thompson	Vice Chair, Head of Enterprise Credit	Vice Chair, Head of Enterprise Credit of Bank of America Corporation
Dean C. Athanasia	President, Regional Banking	President, Regional Banking of Bank of America Corporation
James P. DeMare	President, Global Markets	President, Global Markets of Bank of America Corporation
Kathleen A. Knox	President, The Private Bank	President, The Private Bank of Bank of America Corporation
Matthew M. Koder	President, Global Corporate and Investment Banking	President, Global Corporate and Investment Banking of Bank of America Corporation
Bernard A. Mensah	President, International; CEO, Merrill Lynch International	President, International of Bank of America Corporation and CEO, Merrill Lynch International
Lindsay DeNardo Hans	President, Co-Head Merrill Wealth Management	President, Co-Head Merrill Wealth Management of Bank of America Corporation
Eric Schimpf	President, Co-Head Merrill Wealth Management	President, Co-Head Merrill Wealth Management of Bank of America Corporation
Aditya Bhasin	Chief Technology and Information Officer	Chief Technology and Information Officer of Bank of America Corporation
D. Steve Boland	Chief Administrative Officer	Chief Administrative Officer of Bank of America Corporation

Alastair Borthwick	Chief Financial Officer	Chief Financial Officer of Bank of America Corporation
Sheri Bronstein	Chief Human Resources Officer	Chief Human Resources Officer of Bank of America Corporation
Geoffrey Greener	Chief Risk Officer	Chief Risk Officer of Bank of America Corporation
Thomas M. Scrivener	Chief Operations Executive	Chief Operations Executive of Bank of America Corporation
Lauren A. Mogensen	Global General Counsel	Global General Counsel of Bank of America Corporation
Lionel L. Nowell, III	Lead Independent Director	Lead Independent Director, Bank of America Corporation; Former Senior Vice President and Treasurer, PepsiCo, Inc.
Sharon L. Allen	Director	Former Chairman, Deloitte LLP
Jose E. Almeida	Director	Chairman, President and Chief Executive Officer of Baxter International Inc.
Pierre J.P. de Weck[1]	Director	Former Chairman and Global Head of Private Wealth Management, Deutsche Bank AG
Arnold W. Donald	Director	Former President and Chief Executive Officer, Carnival Corporation & Carnival plc
Linda P. Hudson	Director	Former Executive Officer, The Cardea Group, LLC and Former President and Chief Executive Officer of BAE Systems, Inc.
Monica C. Lozano	Director	Lead Independent Director, Target Corporation; Former Chief Executive Officer, Former College Futures Foundation and Former Chairman, US Hispanic Media Inc.
Denise L. Ramos	Director	Former Chief Executive Officer and President of ITT Inc.
Clayton S. Rose	Director	Baker Foundation Professor of Management Practice at Harvard Business School
Michael D. White	Director	Former Chairman, President and Chief Executive Officer of DIRECTV
Thomas D. Woods[2]	Director	Former Vice Chairman and Senior Executive Vice President of Canadian Imperial Bank of Commerce; Former Chairman, Hydro One Limited
Maria T. Zuber	Director	Vice President for Research and E.A., Griswold Professor of Geophysics, MIT

1 Mr. de Weck is a citizen of Switzerland.
2 Mr. Woods is a citizen of Canada.

 The following sets forth the name and present principal occupation of each executive officer and director of Banc of America Preferred Funding Corporation. The business address of each of the executive officers and directors of Banc of America Preferred Funding Corporation is 214 North Tryon Street, Charlotte, North Carolina 28255.

Name	Position with Banc of America Preferred Funding Corporation	Principal Occupation
John J. Lawlor	Director and President	Managing Director, Municipal Markets and Public Sector Banking Executive of BofA Securities, Inc. and Bank of America, National Association
Edward H. Curland	Director and Managing Director	Managing Director, Municipal Markets Executive for Trading of BofA Securities, Inc. and Bank of America, National Association
James Duffy	Managing Director	Director; MBAM BFO, The CFO Group of Bank of America, National Association
Michael I. Jentis	Managing Director	Managing Director, Head of Sales – Public Finance of BofA Securities, Inc. and Bank of America, National Association
Mona Payton	Managing Director	Managing Director, Municipal Markets Executive for Short-Term Trading of BofA Securities, Inc. and Bank of America, National Association
Edward J. Sisk	Director and Managing Director	Managing Director, Public Finance Executive of BofA Securities, Inc. and Bank of America, National Association
John B. Sprung	Director	Corporate Director
David A. Stephens	Director and Managing Director	Managing Director, Executive for Public Finance and Public Sector Credit Products of BofA Securities, Inc. and Bank of America, National Association

Schedule II

SCHEDULE OF LITIGATION

Bank of America Corporation and certain of its affiliates, including BofA Securities, Inc. (“BofA Securities,” successor in interest to Merrill Lynch, Pierce, Fenner & Smith Incorporated) and Bank of America, N.A., have been involved in a number of civil proceedings and regulatory actions which concern matters arising in connection with the conduct of its business. Certain of such proceedings have resulted in findings of violations of federal or state securities laws. Such proceedings are reported and summarized in the BofA Securities Form BD as filed with the SEC, which descriptions are hereby incorporated by reference.